GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC518026

January 13, 2011

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
Correspondence submitted November 16, 2010 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated December 23, 2010, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note you response to comment one in our letter dated September 27, 2010. The action you propose, amending your annual report on Form 10-K, will not register your securities under Section 12 of the 1934 Act.  Please file a 1934 Act registration statement.

Response:

Our shares are registered under the Securities Act and indeed not registered under Section 12(g) of the Exchange Act. This was an error by our predecessor management and attorney.   We plan to correct the error on the cover page of the Annual Reports on Form 10-K and add an explanatory note to clarify that we are not registered under Section 12 (g) of the Exchange Act.

2.	Please amend the Form 8-K to comply with the comments in our prior letter and the comments in this letter.

Response:

Duly noted. We will file Amendment No.2 to our Current Report on Form 8-K to comply with all the requirements in the comment letters once we have cleared all the comments to the 8-K.

3.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

1.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

We do not routinely maintain books and records in accordance with U.S. GAAP. We maintain our books and records in accordance with PRC GAAP instead and convert them on a quarterly basis.

2.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

We maintain the books and records of our Chinese operating companies in accordance with PRC GAAP in order to comply with local regulations. For the purposes of SEC reporting, we have developed accounting procedures to convert our Chinese operating companies’ books and records from PRC GAAP to U.S. GAAP for the preparation of our consolidated accounts in accordance with U.S. GAAP.  Such procedures include, among others, the use of off-the-shelf checklists and practice aids developed by Practitioners Publishing Company (PPC), Thomson Reuters. On August 6, 2010, we appointed a Chief Financial Officer and a financial controller, who have adequate training and experience in U.S. GAAP and sufficient knowledge in PRC environment, to oversee our financial reporting process including, among others, the conversion from PRC GAAP to U.S. GAAP and disclosures.  Going forward, we will continue to provide training to our accounting personnel to ensure our accounting personnel are kept knowledgeable and up-to-date on U.S. GAAP and SEC reporting requirements.

What is the background of the people involved in your financial reporting?

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role be or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c)	the nature of his or her contractual or other relationship to you;

d)	whether he or she holds and maintains any professional designation such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The following members of our staff are responsible for preparing and supervising the preparation of our financial reporting and the evaluation of the effectiveness of our internal control over financial reporting:

Financial Controller: Our Financial Controller’s responsibilities include supervising the day-to-day operations of our accounting department; overseeing the activities of our bookkeepers, accountants and finance managers who are responsible for assembling, inputting and summarizing financial data; creating financial statements; and assisting our Chief Financial Officer in preparing SEC filings. Our Financial Controller holds a bachelor degree in accountancy from Changchun School of Taxation, a master’s degree in international accountancy from City University of Hong Kong and a Chinese CPA license. Our financial controller has over eight years’ accounting experience including five years as an audit manager for an accounting firm. We have entered into an employment contract with our Financial Controller. We expect that our Financial Controller will have completed formal training in SOX 404 in the near future.

Chief Financial Officer (CFO): Our CFO is primarily responsible for our financial reporting, which includes reviewing in detail all financial statements and SEC filings, and ensuring their compliance with regulatory requirements. Along with our CEO, our CFO developed and maintained our internal control framework and policies for financial reporting.  Our CFO also oversees the evaluation of our internal control over financial reporting. Our CFO holds a bachelor’s degree in accounting and a master’s degree in accountancy both from Southern Utah University. Previously, our CFO worked for a U.S. accounting firm and has over three years’ experience in auditing and preparing financial statements in accordance with U.S. GAAP. We have entered into an employment contract with our CFO. Our CFO does not hold a professional designation. Going forward, our CFO plans to implement, with the assistance of outside consultants, a continuing educational and training program for senior accounting personnel to ensure that their knowledge of U.S. GAAP and SEC regulatory requirements is kept up-to-date.

4.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;

b)	the qualifications of their employees who perform the services for your company;

c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)	how many hours they spent last year performing these services for you; and

e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We do not retain any accounting firm or other organization in connection with the preparation of our financial statements or the evaluation of internal control over financial reporting for the most recent fiscal year end.

5.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)	how many hours they spent last year performing these services for you and

c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We do not retain any individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Do you have an audit committee financial expert?

6.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

Response:

At present, the Company does not have a separately created audit committee.  The Board of Directors relies on external consultant, if necessary, to advise the board on U.S. GAAP and internal control over financial reporting. Going forward, the Company will form an audit committee with a financial expert as Chairman.

Form 8-K/A filed August 25, 2010

Business History, page 5

4.
We repeat comment four in our letter dated September 27, 2010. The proposed response should be expanded to name and describe prior shareholders of Binominal and Wisdom Fortune from their inception dates which should also be disclosed.

Response:

Mei Li Tsai was the only shareholder of Binomial and Wisdom Fortune from their inception dates.

For proposed amendments, please refer to our response to Comment 5.

5.
We note your response to comment five in our letter dated September 27, 2010, and we re-issue that comment. In this regard, all of the proposed disclosure provided in response to comments 40, 41 and 43 should be provided under this section. All of the agreements referenced in the proposed disclosure should be filed as exhibits to the Form 8-K.

Response:

We will file all the agreements referenced in the proposed disclosure as exhibits to the 8-K/A. We propose to revise our disclosure regarding our business history as follows, with the amendments underlined for your ease of reference:

As a result of the Reverse Merger, Global Pharma is now our wholly-owned subsidiary. Global Pharma was incorporated on June 14, 2010 under the laws of the British Virgin Island and is a holding company. On June 29, 2010, Global Pharma acquired all of the outstanding shares of Bionmial and Wisdom Fortune, incorporated under the laws of Hong Kong on September 9, 2009 and on July 25, 2008, respectively. Thus, Global Pharma is the holding company of all the shares of Binomial and Wisdom Fortune.

On May 6, 2010 and May 8, 2010, Wisdom Fortune and Binomial entered into Equity Transfer Agreements, with the shareholders of Yaoyuan, Xuelingxian and Tongdetang, respectively. Global Pharma paid RMB 5,180,000 (approximately US$ 700,418), RMB3,000,000 (approximately US $405,647), and RMB10,000,000 (approximately US$1,352,158) to the shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan respectively, representing their registered capital at the time (the “Equity Transfer”).

Binomial, as a result, holds all the equity interests in Xuelingxian and Tongdetang. Tongdetang and Xuelingxian were incorporated on February 2, 2002, and on July 23, 2008, respectively, under the laws of the People’s Republic of China (“PRC”).Prior to the Equity Transfer, the shareholders of Xuelingxian were Yunlu Yin, Dandan Wang, Shulan Li, and Hong Zhang. The shareholders of Tongdetang were Yunlu Yin, Qingdong Zeng, and Feng Jin. Mei Li Tsai was the sole shareholder of Binomial from its inception till Global Pharma acquired Binomial.

Wisdom Fortune holds all the equity interest in Yaoyuan.Yaoyuan was incorporated under the PRC laws on June 18, 2007.Prior to the Equity Transfer, the shareholders of Yaoyuan were Yunlu Yin, Shouqiang Han, Yanming Lv, Guojun Zhao, Junyan Su, Boliang Zhu, and Chaobo Song. Mei Li Tsai was the sole shareholder of Wisdom Fortune from its inception till Global Pharma acquired Wisdom Fortune.

On May 25, 2006, and December 13, 2009, Qinghui Zeng and Qingdong Zeng registered capital owners of Tongdetang signed Trust Agreements documenting their ownership naming YunluYin as 62% beneficial owner of their capital. In May 2008, Yanliang Song and Shouquiang Han, registered capital owners of Yaoyuan signed Trust Agreements documenting their ownership naming Yunlu Yin as 80% beneficial owner of their capital. On December 15, 2009 and April 10, 2010, Shunli Wang and Shulan Li, respectively, owners of Xuelingxian signed Trust Agreements documenting their ownership naming YunluYin as 65% beneficial owner of their capital.

On June 29, 2010, the sole shareholder of Global Pharma entered into an Earn In Agreement with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan. Pursuant to the agreement, the Company shall entered into a share exchange agreement, at a date after this agreement, with a United States domiciled shell company and at that time the former shareholders, including beneficial owners, will have call rights to acquire the controlling interest in the publicly held company.

On August 12, 2010, Global Pharma entered into and consummated a Share Exchange Agreement with a U.S. public company. Pursuant to the Earn In Agreement, the shareholders, including the beneficial owners of Xuelingxian, Tongdetang, and Yaoyuan, and the key management of the Company were given the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three year employment contracts with various members of management within six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetangand Yaoyuan will have call rights to own 80.36% of the publicly held company.

Description of our Business, page 5

6.
We note your response to comment eight in our letter dated September 27, 2010 and we re-issue that comment. Please revise to provide a brief background discussion of Mr. Tsai's August 6,2010 share purchase from Rhonda Heskett, including the price and other consideration exchanged, any third parties involved, and a discussion of how the parties became acquainted and ultimately decided to enter into an arrangement with one another.

Response:

In June 2010, Global Pharma Enterprise Group, Inc. was seeking a US public company to do a reverse merger to go public in U.S.  Mr. Steve Mao, friend of An Fu, our Chief Financial Officer, introduced Konrad Malik, an attorney at W.L. Macdonald Law Corporation to Mr. Fu.  Konrad Malik introduced Rhonda Heskett to Mr. Fu and Ms. Tsai Meili to discuss the sale of the equity of Top Flight Gamebirds, Inc. to Ms. Tsai Meili.  On July 2, 2010, Global Pharma Enterprise Group, Inc. hired Pillsbury Winthrop Shaw Pittman LLP to do due diligence for Top Flight Gamebirds, Inc. and paid Pillsbury $5,000 as compensation. On August 6, 2010, Ms. Tsai entered into a share purchase agreement with Rhonda Heskett to purchase 19,094,000 shares of our common stock from Rhonda Heskett for a cash consideration of $450,000.  The agreement was prepared by the counsels for Ms. Tsai and Mrs. Heskett.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 44

7.
We note the reference to “statistics of China Association of Traditional Chinese Medicine” in your response to comment 18 in our letter dated September 27, 2010. If these statistics are publicly available and require no monetary payment to access them, please revise your disclosure to provide a citation to this information. Otherwise, please provide us with a copy of this information.

Response:

We propose to revise our disclosure as follows, with the amendment underlined for your ease of reference:

According to statistics of China Association of Traditional Chinese Medicine, as quoted by Ministry of Commerce of the People’s Republic of China(http://www.mofcom.gov.cn/aarticle/o/di/201011/20101107245413.html), the price of 84% products among 537 herbs products raised ranging from 5% to 180%.  Among which 28% of herbs raised more than 50%. Our management believes this trend will sustain till next spring because in winter the demand of herbs products is higher than other seasons. The profit of our herbs cultivation segment has increased significantly in the third quarter of 2010 compared to the same period in 2009. Our management believes that the financial performance of our herb cultivation segment will keep improving.

Liquidity and Capital Resources, page 50

8.	We note your revised disclosure in response to comment 22 in our letter dated September 27, 2010. Please specify which of the two loans is secured by our inventories worth of RMB 6,000,000.”

Response:

The loan made on March 22, 2010 is secured by our inventories worth of RMB 6,000,000. We propose to revise our disclosure as follows, with the amendment underlined for your easy reference:

We entered into another loan agreement with Qilu Bank on March 22, 2010. The loan principle is $219,000 and is due on March 22, 2011. The loan bears an annual interest of 6.372% and the principal and interest will be paid monthly. ~~The~~This loan is secured by our inventories worth of RMB6,000,000.

9.	We note you anticipate your operating cash flow will increase in the future. Please explain your basis for this statement.

Response:

In light of the comment letter and the inherent uncertainties of our cash flow in the future, we have decided to delete the anticipation and amend our disclosure under Liquidity and Capital Resources as follows:

For the six months ended June 30, 2010, we generated $5,787,688 from operating activities, as compared to $1,277,991 for the six months ended June 30, 2009. The increase of $4,509,697 is primarily a result of the increase of net income and the less amount of inventory purchased during the comparable periods.  Our Xuelingxian subsidiary leased additional land for its herbal planting business in 2010 and paid appropriately $2.2 million in the first quarter as lease expense for 2010.  ~~We anticipate that our operating cash flow will increase in the future~~.

Certain Relationships and Related Transactions, page 64

10.
We repeat prior comment 29. Please disclose the principal terms of the Trust Agreements, Equity Transfer Agreements, Earn In Agreements, Share Exchange Agreements and any other agreement involving related parties. Please file all of the agreements as exhibits to the Form 8-K.

Response:

We will insert the disclosure of the Trust Agreement, Earn In Agreement, and Share Exchange Agreement and will file all the agreements as exhibits to the Form 8-K.  We propose to revise the related party transaction section as the follows:

•
On May 25, 2006, and December 13, 2009, Qinghui Zeng and Qingdong Zeng,registered capital owners of Tongdetang signed Trust Agreements documenting their ownership naming YunluYin as 62% beneficial owner of their capital. In May 2008, Yanliang Song and Shouquiang Han, registered capital owners of Yaoyuan signed Trust Agreements documenting their ownership naming YunluYin as 80% benificial owner of their capital. On December 15, 2009 and April 10, 2010, Shunli Wang and Shulan Li, respectively, owners of Xuelingxian signed Trust Agreements documenting their ownership naming YunluYin as 65% beneficial owner of their capital.

•
During each of the years ended February 28, 2010 and February 28, 2009, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett contributed services and brooding facilities with a fair value of $6,000 and $2,400, respectively.  These non-cash expenses totaling $8,400 in each of the years ended February 28, 2010 and 2009 were treated as contributed capital.

•
On July 23 and September 24, 2010, our former shareholder, Shunli Wang, lentRMB 5,000,000 and RMB 600,000 (totally, $836,058) respectively, to Xuelingxian as working capital and the balance are non-interest bearing and payable on demand.  The balance was paid off on December 25, 2010.

•
As of August 6, 2010, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett loaned us a total of $24,879.53 in exchange for two 5% per annum promissory notes.  Rhonda Heskett waived this payment on August 6, 2010 in full and the promissory notes were cancelled on that date.

~~•~~
As of December 31, 2009 and 2008, we had $24,568 and $1,465,738, respectively due from related parties. In 2009, we advanced $24,568 to Yanliang Song, an officer of Yaoyuan and the balance is nil at September 30, 2010.    In 2008, Xianming Zeng and Qingdong Zeng, former stockholders of Tongdetang, borrowed RMB 6,000,000 and RMB 4,000,000 (totally, $1,465,738), respectively, from Tongdetang and such balance was offset in 2009 when Tongdetang declared dividends in the amount of RMB 6,000,000 and RMB 4,000,000, respectively, to Xianming Zeng and Qingdong Zeng.

•
We use a trademark for drug packaging that is owned by a director and former shareholder of Yaoyuan, Yanliang Song.  The trademark was applied for on May 16, 2008 and approved April 7, 2010.  It expires April 6, 2020.  While Yanliang Song has paid for all associated costs, we use this trademark at no cost.

•	During 2009, Xuelingxian had sales of approximately $1.4 million to a number of related parties, employees and a shareholder. The details of the transactions are set forth below:

Name	Relationship	Amount
FeiGao	General Manager	$472,625
Wenhua Chou	General Manager	$218,363
Jingzhong Wang	General Manager	$445,381
Enhui Fan	General Manager	$89,474
Fengyi Wang	Stockholder	$120,054
Min Xue	General Manager	$74,458
Total		$1,420,354

•
On June 29, 2010 the sole shareholder of Global Pharma entered into an Earn In Agreement with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan.  Pursuant to the agreement, the Company shall entered into a share exchange agreement, at a date after this agreement, with a United States domiciled shell company an at that time the former shareholders, including beneficial owners, will have call rights town the controlling interest in the publicly held company.

•
On August 6, 2010, we were party to a share purchase agreement between our former President, Chief Executive Officer, Chief Financial Officer and sole director and Chairwoman, Rhonda Heskett and Mei Li Tsai involving the sale of 19,094,000 shares of common stock of the Company for a cash consideration of $450,000.

•
On August 12, 2010, we entered into and consummated a Share Exchange Agreement with Mei Li Tsai, the sole shareholder of Global Pharma and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma, in consideration for our 1,800,000 newly issued restricted shares.

•
Pursuant to the Earn In Agreement dated June 29, 2010,after Global Pharma entered into and consummated a Share Exchange Agreement with a U.S. public company, theshareholders, including the beneficial owners of Xuelingxian, Tongdetang, and Yaoyuan, and the key management of the Company were given the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three-year employment contracts with various members of management with six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan will have call rights to own 80.36% of the publicly held company.

11.	We note your revised disclosure in response to comment 30 in our letter dated September 27, 2010, and we partially re-issue that comment. Please clarify the origin of the receivable.

Response:

We propose to revise the paragraph as follows:

As of December 31, 2009 and 2008, we had $24,568 and $1,465,738, respectively, due from related parties. In 2009, Yanliang Song, former shareholder and officer of Yaoyuan borrowed $24,568 from Yaoyuan and this balance was paid off in 2010.    In 2008, XianmingZeng and QingdongZeng, former stockholders of Tongdetang, borrowed RMB 6,000,000 and RMB 4,000,000 (totally, $1,465,738), respectively, from Tongdetang and such balance was offset in 2009 when Tongdetang declared dividends in the amount of RMB 6,000,000 and RMB 4,000,000, respectively, to XianmingZeng and QingdongZeng. ~~These balances are non-interest bearing and payable on demand.~~

12.
We note your response to comment 33 in our letter dated September 27, 2010, and we re-issue that comment. The tabular disclosure in your response letter appears to conflict with the paragraph in your response letter that immediately precedes the table.

Response:

The tabular disclosed the outstanding balance at each of the balance date and the paragraph immediately preceding the table disclosed the dividend paid for each period.For the balance showed in the December 31, 2009 column, the amount of $952,879 dividend tax payable had been reclassified as due to related party.

We propose to revise our disclosure regarding the outstanding balance of dividend payables to former shareholders as of each balance sheet date as follows:

Related Party	Relationship	June 30, 2010

Shouqiang Han	Stockholder	$2,090,395
Qinghui Zeng	Stockholder	1,244,115
Xianming Zeng	Stockholder	622,058
Shunli Wang	Stockholder	3,634,757
Jingsheng Wang	Stockholder	1,009,364
Fulan Li	Stockholder	585,745
Others	Stockholder	110,022
Total		$9,296,455

Related Party	Relationship	December 31, 2009	December 31, 2008

Shouqiang Han	Stockholder	$370,006	$-
Qinghui Zeng	Stockholder	1,427,408	1,994,139
Xianming Zeng	Stockholder	713,704	997,069
Shunli Wang	Stockholder	93,948	-
Jingsheng Wang	Stockholder	26,089	-
Fulan Li	Stockholder	15,140	-
Others	Stockholder	19,474	-
Total		$2,665,768	$2,991,208

Responses to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Organization, page F-6

13.
We read your responses to our prior comments 40 and 41 Typically a transaction involving the issuance of monetary consideration by a third party for all of the outstanding shares of a company is accounted for according to the acquisition method. We note your assertion that the acquisition by the Mei Li Tsai-controlled entities (Fortune Wisdom and Binomial) for monetary consideration of the three operating PRC entities (Tongdetang, Xuelingxian and Yaoyuan) was a transaction among entities under common control. However, the face of the transaction suggests that it should have been accounted for according to the acquisition method. We do not have sufficient information to conclude otherwise at this time. Please provide us with courtesy copies, in English, of the Equity Transfer Agreement and the Earn In Agreement. Please also provide us with a courtesy copy, in English, of the Share Exchange Agreement as described in the response to prior comment 40. We presume the Share Exchange Agreement referred to in the response is not the same as the Exchange Agreement filed as Exhibit 10.1 to the Form 8-K/A as it does not include the terms you describe.

Response:

We will file with this response letter the English copies of the Equity Transfer Agreement and the Earn In Agreement for your review.

However, the Share Exchange Agreement referred to in our response to prior Comment 40 is the same as the Exchange Agreement filed as Exhibit 10.1 to Form 8-K/A. The statements regarding the Share Exchange Agreement in our response to prior Comment 40 were not clear. We propose to amend our response to prior Comment 40 to clarify this confusion as follows, with the amendment underlined for your ease of reference:

After the Companyentered into and consummated a Share Exchange Agreement with Top Flight Gamebirds, Inc., a U.S. public company, on August 12, 2010, pursuant to the Earn In Agreement, the shareholders, including the beneficial owners of Xuelingxian, Tongdetang, and Yaoyuan, and the key management of the Company were given the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three year employment contracts with various members of management within six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang and Yaoyuan will have call rights to own 80.36% of the publicly held company.

14.
It appears that cash was paid to acquire the shares of the operating companies, Tongdetang, Xuelingxian and Yaoyuan. Please tell us how this is consistent with your statement that “as part of these restructuring transactions, no new capital was introduced.” In addition, explain how the non-cash distributions of $8,438,816 in connection with equity transfer agreements relate to the above acquisitions.

Response:

On May 6, and May 8, 2010, Hong Kong Wisdom Fortune Medicine Holding Group Limited and BinomialBiopharm Group Limited entered into Equity Transfer Agreements (“the Agreements”)with the shareholders of Yaoyuan, Xuelingxian and Tongdetang, respectively.Binomial and Wisdom Fortune paid $700,418, $405,647, and $1,352,158 to the shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan respectively, representing their registered capital at the time. Binomial, as a result, holds all the equity interests in Xuelingxian, Tongdetang, two PRC-incorporated companies. Wisdom Fortune holds all the equity interests in Yaoyuan. The equity transfer by the PRC operating companies, pursuant to the Earn In Agreement, was considered to be a transaction between entities under common control.

The cash paid to acquire the shares of the operating companies equal to the registered capital in those companies.  Prior to the acquisition of the operating companies, the operating companies declared the dividends ($8,438,816) to their shareholders and the amount of the dividends announced are equal to the retained earnings of each operating company as of April 30, 2010.  The following table set forth the distribution of $8,438,816:

Shouqiang Han	Stockholder	2,090,395
QinghuiZeng	Stockholder	672,356
XianmingZeng	Stockholder	336,178
Shunli Wang	Stockholder	3,634,757
Jingsheng Wang	Stockholder	1,009,364
Fulan Li	Stockholder	585,745
Others	Stockholder	110,021
Total		$8,438,816

15.
Your response to prior comment 43 indicates the sole shareholder for all entities involved in the June 29. 2010 transactions was Mel Li Tsai and that the merger of the entities was accounted for as a “capital recapitalization.” Please explain to us what this term means and identify the standard of accounting from which this term arises. We may have further comment upon review of your response.

Response:

The acquisition should be treated as Capital Re-organization instead of the Capital Recapitalization. Although Mei Li Tsai is the sole shareholder after the merger, because of the Earn In Agreement the prior shareholders of the three PRC companies have the rights to repurchase 80.36% of the shares of the US public company after that merger. This entire transaction is based upon the slow walk or round trip investment model.

On June 29, 2010, the sole shareholder of Global Pharma entered into an Earn In Agreement with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan.  Pursuant to the agreement, the Company shall entered into share exchange agreement, at a date after this agreement, with a United States domiciled shell company an at that time the former shareholders, including beneficial owners, will have the right to purchase from the shareholder of the company 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three-year employment contracts with various members of management with six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang and Yaoyuan will have call rights to own 80.36% of the publically held company.

16.
We note that the Share Exchange Agreement gives the former shareholders rights to purchase shares if various earnings targets were achieved. Tell us whether these targets were met, and if so, whether the rights were exercised. Explain any reasons for not exercising the call rights.

Response:

As of January 4, 2011, the first three earnings targets—binding three-year employment contracts with various members of management with six months of this agreements; after tax net income of Global Pharma Enterprise Group Limited exceed $3.6 Million; after tax net income of Global PharmaEnterprise Group Limited exceed $3.8 Million—were achieved and the former shareholders and the beneficiaries had exercised the related call rights on November 19, 2010.

The forth target—after tax net income of Global Pharma Enterprise Group Limited exceeds $15.2—has been achieved as well and we are waiting for the audited financial report from our independent auditor.

Pro Forma Financial Information, page 7

17.
In your response to our prior comment 51, you state that pursuant to the agreement with Top Flight Gamebirds (TFG), all pre-merger liabilities “would be settled” by the pre-merger shareholders of the Company. Tell us whether the liabilities were actually settled or not. Any remaining assets or liabilities of TFG should be treated as net assets or net liabilities of discontinued operations on the historical balance sheet until their disposal. Revise as necessary.

Response:

The former shareholder of Global Pharm Holdings Group, Inc. (formerly Top Flight Gamebirds, Inc.), Rhonda Heskett paid off all pre-merger liabilities by using the remaining cash of Global Pharm Holdings Group, Inc. on August 5, 2010 and her personal cash to pay off the remaining liabilities.  Accordingly we treated these liabilities as transferred to additional paid-in capital for accounting purposes in the pro forma statement.

General

18.	Please revise your other Exchange Act filings (e.g. Form 10-Q) to conform to any changes made as a result of our comments above, as necessary.

Response:

We will revise other Exchange Act filings to conform to the changes made as a result of the SEC comments. In particular, we will revise Note 7 Related Party Transactions to our consolidated financial statements in our quarterly report on Form 10-Q filed on November 15, 2010 as follows:

•
On May 25, 2006 and December 13, 2009, Qinghui Zeng and Qingdong Zeng, registered capital owners of Tongdetang signed Trust Agreements documenting their ownership naming Yunlu Yin as 62% beneficial owner of their capital. In May 2008, Yanliang Song and Shouquiang Han, registered capital owners of Yaoyuan signed Trust Agreements documenting their ownership naming Yunlu Yin as 80% benificial owner of their capital. On December 15, 2009 and April 10, 2010, Shunli Wang and Shulan Li, respectively, owners of Xuelingxian signed Trust Agreements documenting their ownership naming Yunlu Yin as 65% beneficial owner of their capital.

•
During each of the years ended February 28, 2010 and February 28, 2009, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett contributed services and brooding facilities with a fair value of $6,000 and $2,400, respectively.  These non-cash expenses totaling $8,400 in each of the years ended February 28, 2010 and 2009 were treated as contributed capital.

•
On July 23 and September 24, 2010, our former shareholder, Shunli Wang, lent RMB 5,000,000 and RMB 600,000 (totally, $836,058) respectively, to Xuelingxian as working capital and the balance are non-interest bearing and payable on demand.  The balance was paid off on December 25, 2010.

•
As of August 6, 2010, our former President, Chief Executive Officer, Chief Financial Officer, sole director and chairwoman, Rhonda Heskett loaned us a total of $24,879.53 in exchange for two 5% per annum promissory notes.  Rhonda Heskett waived this payment on August 6, 2010 in full and the promissory notes were cancelled on that date.

~~•~~
As of December 31, 2009 and 2008, we had $24,568 and $1,465,738, respectively due from related parties. In 2009, we advanced $24,568 to Yanliang Song, an officer of Yaoyuan and the balance is nil at September 30, 2010.   In 2008, Xianming Zeng and Qingdong Zeng, former stockholders of Tongdetang, borrowed RMB 6,000,000 and RMB 4,000,000 (totally, $1,465,738), respectively, from Tongdetang and such balance was offset in 2009 when Tongdetang declared dividends in the amount of RMB 6,000,000 and RMB 4,000,000, respectively, to Xianming Zeng and Qingdong Zeng.

•
We use a trademark for drug packaging that is owned by a director and former shareholder of Yaoyuan, Yanliang Song.  The trademark was applied for on May 16, 2008 and approved April 7, 2010.  It expires April 6, 2020.  While Yanliang Song has paid for all associated costs, we use this trademark at no cost.

•	During 2009, Xuelingxian had sales of approximately $1.4 million to a number of related parties, employees and a shareholder. The details of the transactions are set forth below:

Name	Relationship	Amount
FeiGao	General Manager	$472,625
Wenhua Chou	General Manager	$218,363
JingzhongWang	General Manager	$445,381
Enhui Fan	General Manager	$89,474
FengyiWang	Stockholder	$120,054
Min Xue	General Manager	$74,458
Total		$1,420,354

•
On June 29, 2010, the sole shareholder of Global Pharma entered into an Earn In Agreement with the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan.  Pursuant to the agreement, the Company shall entered into a share exchange agreement, at a date after this agreement, with a United States domiciled shell company and at that time the former shareholders, including beneficial owners, will have call rights town the controlling interest in the publicly held company.

•
On August 6, 2010, we were party to a share purchase agreement between our former President, Chief Executive Officer, Chief Financial Officer and sole director and Chairwoman, Rhonda Heskett and Mei Li Tsai involving the sale of 19,094,000 shares of common stock of the Company for a cash consideration of $450,000.

•
On August 12, 2010, we entered into and consummated a Share Exchange Agreement with Mei Li Tsai, the sole shareholder of Global Pharma and Global Pharma to acquire all the issued and outstanding capital stock of Global Pharma, in consideration for our 1,800,000 newly issued restricted shares.

•
Pursuant to the Earn In Agreement dated June 29, 2010, after Global Pharm entered into and consummated a Share Exchange Agreement with a U.S. public company, theshareholders, including the beneficial owners of Xuelingxian, Tongdetang, and Yaoyuan, and the key management of the Company were given the right to purchase 20,894,000 shares at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets include binding three-year employment contracts with various members of management with six months of this agreements and target after tax net income of $3.6 Million, $3.8 Million, and $15.2 Million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively. Upon execution the former shareholders, including beneficial owners, of Xuelingxian, Tongdetang, and Yaoyuan will have call rights to own 80.36% of the publicly held company.

For the period ended September 30, 2010, the Chairman of the Company paid $298,688 business expenses personally. This amount is bearing non-interest and payable on demand.

The following table set forth the due to related party as of September 30, 2010 and December 31, 2009.

		September 30,	December 31,
Related Party	Relationship	2010	2009
Yunlu Yin	Chairman, stockholder	$298,688	$-
Shouqiang Han	Stockholder	2,127,315	370,006
QinghuiZeng	Stockholder	1,411,634	1,427,408
XianmingZeng	Stockholder	705,817	713,704
Shunli Wang	Stockholder	4,535,011	93,948
Jingsheng Wang	Stockholder	1,027,191	26,089
Fulan Li	Stockholder	596,090	15,140
Others	Stockholders	111,964	19,474
Total		$10,813,711	$2,646,294

Due from related parties – September 30, 2010 and December 31, 2009

•
Prior to the Merger, the Company advanced funds to certain officer.  This advance was non-interest bearing, unsecured and payable/receivable on demand.  Since August 12, 2010, the date of the Merger, the Company has not made any advances to officers or stockholders.

		September 30,	December 31,
Related Party	Relationship	2010	2009
Yanliang Song	Officer	$-	$24,568
Mei Li Tsai	Shareholder	$-	$50,000
Total		$-	$74,568

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

19.
The statement of stockholders' equity indicates you have 2.6 million shares of stock outstanding while the balance sheet indicates you have 10. 0 million shares of authorized stock and 26.0 million shares outstanding. Please revise to correct these apparent discrepancies or tell us why no changes are necessary.

Response:

We will revise the outstanding shares in the statement of stockholders’ equity from 2.6 million to 26 million.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

20.	Please reconcile the $1,120,619 in distribution - net income during the nine months ended September 30, 2010, to your consolidated statements of cash flows and balance sheet for the same period.

Response:

The distribution of $11,120,619 – net income during the nine months ended September 30, 2010 is the retained earnings on April 30, 2010.  The outstanding balance of dividend payable on merger date had been reclassified as due to related party on such date.  The following table set forth the reconciliation of the due to related party:

Due to related party as of 12/31/2009		$2,665,768
Dividend announced prior to June 29, 2010	2,681,803
Dividend announced on June 29, 2010	8,438,816
Total dividend announced for nine months period ended 9/30/2010		11,120,619
Reclassification of dividend tax payable as due to related party		214,530
Dividend paid during nine months ended 9/30/2010		(4,309,377)
Due to CEO		298,688
Due to former shareholder (RMB 5,600,000)		836,058
Foreign currency translation adjustment		(12,575)
Due to related party as of 9/30/2010		$10,813,711

Item 4 Controls and Procedures, page 14

21.
We note that your disclosures do not comply with Item 307 of Regulation S-K in that a partial definition of disclosure controls and procedures has been provided. Your disclosure should be revised to remove the partial definition or to provide the full definition of disclosure controls and procedures.

Response:

We will revise our disclosure as follows, with the amendment underlined for your ease of reference:

Item 4.  Controls and Procedures.

Evaluation of our Disclosure Controls

a)           Evaluation of Disclosure Controls and Procedures: As of September 30, 2010, our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of ~~the design and operation of~~ the Company's system of disclosure controls and procedures pursuant to the Exchange Act and Rules 13a-15(e) and 15d-15(e) promulgated thereunder.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective, as of the date of their evaluation, for the purposes of recording, processing, summarizing and timely reporting material information required to be disclosed in reports filed under the Exchange Act.

22.
We note you concluded your disclosure controls and procedures were not effective. Please revise to disclose the material weaknesses that resulted in your ineffective conclusion. The items you identify may have arisen as a result of material weaknesses in disclosure controls and procedures but they are not material weaknesses. Also, revise to disclose the specific steps that you have taken, if any, to remediate each material weakness and disclose whether you believe that each material weakness still exists at the end of the period covered by the report.

Response:

Our disclosure controls and procedures were not effective because the consolidated financial statements of Global Pharma Enterprise Group Limited for the periods ended December 31, 2009, 2008, and for the period ended June 30, 2010 did not properly account for the following items, in accordance with United States generally accepted accounting principles:

We needed to revise disclosures pertaining to the acquisitions of three operating subsidiaries and how they, pursuant to an “Earn in Agreement” qualified the Company to account for these transactions as reverse acquisitions, or re-organizations. In addition, prior to the reverse acquisitions there are unrecorded dividends of the PRC operating company, pursuant to acquisition agreements, through the date of the transactions that need to be accrued.  Finally, we also need to include the discussed changes in the pro-forma financial statements included in the filing.

We will restate these financial statements and the pro forma financialstatements for the periods ended December 31, 2009, 2008, and for the period ended June 30, 2010, which will be included in our Amendment No.2 to Current Report on Form 8-K filed on August 13, 2010, to restate all of such financial statements to correct the errors noted above and file amendments to the Company’s periodic reports filed with the Securities and Exchange Commission.

Section 302 Certifications

23.
We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K as you replaced the words "other certifying officer(s) and I" with "certifying officer" in paragraphs four and five. Please confirm that in all future Exchange Act filings, you will use the words "other certifying officer(s) and I" in your Section 302 certifications.

Response:

Duly noted. We will amend our Section 302 certifications to comply with the language required by Item 601(31) of Regulation S-K and confirm that we will use the words “other certifying officer(s) and I” in our Section 302 certifications  in all future Exchange Act filings.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yunlu Yin
Yunlu Yin
Chief Executive Office

EARN-IN AGREEMENT

This EARN-IN AGREEMENT (the “Agreement”) is made as of  June 29, 2010 (the “Effective Date ”), between and among (i) Meili Tsai, a Hong Kong individual (the “ Seller ”); and (ii) the signatories to this Agreement indicated as “Buyers,”[Yunlu Yin, Zhihao Pan, Zhengang Chi, Yiting Zhang, Yanmin Song, Zhencheng Huang, Yanming Lv, Yanliang Song, Yan Zhang, Xueye Jing, Xianming Zeng, Shunli Wang, Shulan Li, Shouqiang Han, Renyuan Su, Qingwei Meng, Qingdong Zeng, Nan li, Naihua Hu, Li Li, Junyan Su, Hong Zhang, Hong Li, Hanjun Liu, Guojun Zhao, Feng Jin, Fangyuan Song, Dandan Wang, Dan Li, Chaobo Song, Boliang Zhu, An Fu] each an individual citizen of the People’s Republic of China (collectively, the “ Buyers ”) (each of the foregoing, a “ Party ” and together, the “ Parties ”). Capitalized terms not otherwise defined have the meanings assigned to them in Appendix A to this Agreement.

RECITALS

A.
The Seller is the sole shareholder of Global Pharma Enterprise Group Limited, a company organized and existing under the laws of British Virgin Islands (“ Holdco ”). Holdco in turn is the sole equity holder of Bionminal BioPharm Group Limited and Hong Kong Wisdom Fortune Medicine Holding Group Limited, the companies organized and existing under the laws of Hong Kong. Bionminal BioPharm Group Limited is the sole equity holder of Anhui Xuelingxian Pharmaceutical Co., Ltd., Tonghua Tongdetan Pharmaceutical Medicinal Materials Co.,Ltd., and Hong Kong Wisdom Fortune Medicine Holding Group Limited is the sole equity holder of Shandong Global Pharm Co.,Ltd.,(Formerly Shandong Yaoyuan Pharmaceutical Co.,Ltd), a wholly foreign-owned company existing under the laws of the People’s Republic of China (the “ Operating Company ”). The Buyers are the former equity holders and the management team of the Operating Company.

B.
After the date of this Agreement, the Seller intends to enter into a share exchange agreement  (the “Exchange Agreement ”) with a United States-domiciled public reporting shell company whose securities are quoted on the over-the-counter bulletin board (the “ Shell Company ”).  Upon consummation of the transactions contemplated by the Exchange Agreement (the “ Exchange Transaction ”), the Shell Company will, in exchange for the issuance of shares of the common stock of the Shell Company, acquire 100% of the issued and outstanding capital stock of Holdco, and, indirectly, sole ownership of the Operating Company. The Call Right described in this Agreement will relate to shares of the capital stock of Holdco until such time as those shares are exchanged for shares of the Shell Company, and thereafter  pari passu  to the shares of the Shell Company held by the Seller.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficient of which is acknowledged by the Parties, the Parties agree as follows:

AGREEMENT

The Parties to this Agreement, intending to be bound thereby, in consideration for the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, agree as follows.

ARTICLE I

CALL RIGHT

1.1
Call Right.   The Buyers will have, during the Exercise Period, and according to the following schedule, the right and option to purchase from the Seller, and upon the exercise of such right and option the Seller will have the obligation to sell to the Buyers, a portion of the Seller’s Shares identified in the Call Exercise Notice (the “ Call Right ”).  Any Shares not purchased at a point in the following schedule may be purchased at any later point in the schedule. “ Seller’s Shares ” means those shares of the capital stock of the Holdco or, upon and after the Exchange Transaction, those exchanged shares of the public Shell company held by the Seller totaled at [           ] shares of the public shell company’s issued and outstanding common shares, as the case may be at the time when the Buyer exercises the Call Right.

(a)
(i) the occurrence of the date that is six months after the date of this Agreement and (ii) the date upon which the Buyer and Seller have entered into a binding employment agreement for a term of not less than Three years for Yunlu Yin serve as the Director, CEO of the public shell company, An Fu serve as the CFO of the public shell company, Dan Li serve as the Board Secretary of the public shell company, Zhihao Pan, Zhengang Chi, Zhencheng Huang, Yiting Zhang, Yanming Lv, Yanliang Song, Yan Zhang, Xueye Jing, Xianming Zeng, Shunli Wang, Renyuan Su, Qingwei Meng, Nan Li, Naihua Hu, Li Li, Hong Li, Hanjun Liu, Fangyuan Song, Chaobo Song, serve as the management team of the Operating Company, each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 25% of the make-good shares of the Seller’s Shares.

(b)
At any time after a date which Holdco and its subsidiaries achieve $3.6M 2010 second quarter after tax net income and a satisfactory review report is issued of the result according to US GAAP for the Second Quarter of 2010 but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 25% of the make-good shares of the Seller’s Shares.

(c)
At any time after a date which Holdco and its subsidiaries achieve $3.8M 2010 third quarter after tax net income and a satisfactory review report is issued according to US GAAP for the third quarter 2010 but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 25% of the make-good shares of the Seller’s Shares.

(d)
At any time after a date which Holdco and its subsidiaries achieve $15.2M 2010 after tax net income and a satisfactory audit report is issued according to US GAAP for 2010 but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 25% of the make-good shares of the Seller’s Shares.

As used in this Agreement, “Proportionate Share” means the percentage set forth next to a Buyer’s name on Exhibit C to this Agreement.

1.2
Call Period.  The Call Right will be exercisable by the Buyer by delivering a Call Exercise Notice at any time during the period (the “ Exercise Period ”) commencing on the earliest date on which a Call Right may be exercised pursuant to Section 1.1 (the “ Initial Call Date ”) and ending at 6:30 p.m. (New York time) on the fifth anniversary of the Initial Call Date (such date or the earlier expiration of the Call Right is referred to herein as the “ Expiration Date ”).

1.3
Exercise Process.   In order to exercise the Call Right during the Exercise Period, the Buyer must deliver to the Seller a written notice of such exercise substantially in the form attached hereto as Exhibit B (a “ Call Exercise Notice ”) to such address or facsimile number set forth therein. The Call Exercise Notice will indicate the number of the Seller’s Shares as to which the Buyer is then exercising its Call Right and the aggregate Call Price. Provided the Call Exercise Notice is delivered in accordance with Section 5.2 to the Seller on or prior to 6:30 p.m. (New York time) on a Business Day, the date of exercise (the “Exercise Date”) of the Call Right will be the date of such delivery of such Call Exercise Notice. In the event the Call Exercise Notice is delivered after 6:30 p.m. (New York time) on any day or on a date which is not a Business Day, the Exercise Date will be deemed to be the first Business Day after the date of such delivery of such Call Exercise Notice. The delivery of a Call Exercise Notice in accordance herewith will constitute a binding obligation (a) on the part of the Buyer to purchase and (b) on the part of the Seller to sell, the Seller’s Shares subject to such Call Exercise Notice in accordance with the terms of this Agreement.

1.4	Call Price.

(a)	With respect to any exercise of the Call Right, the per-share “Call Price” will be equal to Three Hundred Thousand United State Dollars (US$300,000) (the “ Aggregate Call Price ”), divided by [ ]

(b)
The Buyers will pre-pay the aggregate Call Price to the Seller, in the amount of Three Hundred Thousand United States Dollars, by wire transfer of immediately available funds or by another method notified in writing by the Seller to the Buyers before such payment is made, concurrently with the investment by the investors in the Equity Financing.

(c)
Within thirty (30) days after the Expiration Date, or upon written termination and release by any Buyer of any unexercised Call Rights held by such Buyer, Seller will refund to such Buyer the amount of the aggregate Call Price corresponding to the Seller’s Shares as to which there is no longer a Call Right, without interest.

1.5
Delivery of the Shares.    Upon the receipt of a Call Exercise Notice and the payment of the Call Price, the Seller will deliver, or take all steps necessary to cause to be delivered, the Seller’s Shares being purchased pursuant to such Call Exercise Notice.

ARTICLE II

ENCUMBRANCES; TRANSFERS, SET-OFF; ESCROW

2.1
Encumbrances.   Upon exercise of the Call Right, the Seller’s Shares being purchased will be sold, transferred and delivered to the Buyer free and clear of any claim, pledge, charge, lien, preemptive rights, restrictions on transfers (except as required by securities laws of the United States), proxies, voting agreements and/or any other Encumbrance.

2.2
Lock-up; Transfers.   Prior to the Expiration Date, the Seller will not transfer to any other Person and will continue to own, free and clear of any Encumbrance, except (a) as may be required by the Exchange Agreement; and/or (b) as may be required in order to give effect to the provisions of Section 2.5, such amount of the Seller’s Shares as may be required from time to time to in order for the Buyer to exercise its Call Right in full.

2.3
Legend.   The Seller will cause a notification to be made in the share register of Holdco, and, upon and after the Exchange Transaction, will cause to be placed on any share certificate representing any of the Seller’s Shares, language in substantially the form as follows:

“THE SHARES REGISTERED IN THE NAME OF [ • ] OR REPRESENTED BY THIS CERTIFICATE, AS THE CASE MAY BE, ARE SUBJECT TO A CALL RIGHT WHICH PROHIBITS THEIR TRANSFER TO ANY PERSON OTHER THAN THE HOLDER OF THAT RIGHT PRIOR TO THE EXERCISE OF THE RIGHT OR ITS EXPIRATION. ANY PERSON ACCEPTING ANY INTEREST IN THE SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE EARN-IN AGREEMENT IN WHICH THAT CALL RIGHT IS SET FORTH, AND THE SHARES WILL REMAIN SUBJECT TO THE CALL RIGHT AS PROVIDED THEREIN. A COPY OF THE EARN-IN AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

2.4
Set-off.   The Buyer will be absolutely entitled to receive all the Seller’s Shares subject to the exercise of a Call Right, and for the purposes of this Agreement, the Seller hereby waives, as against the Buyer, all rights of set-off or counterclaim that would or might otherwise be available to the Seller.

2.5	Escrow of the Seller’s Shares

(a)
Upon the Exchange Transaction, the Seller will deliver to Guang Dong Guoxin Law Firm, as collateral agent (the “ Collateral Agent ”), certificates representing the Seller’s Shares. The certificates representing the Seller’s Shares (together with duly executed stock powers in blank) will be held by the Collateral Agent.

(b)
Upon receipt of a Call Exercise Notice, the Collateral Agent will promptly deliver the Seller’s Shares being purchased pursuant to such Call Exercise Notice in accordance with the instructions set forth therein and in accordance with any other lock-up, make-good or similar agreement in place between the Buyer or the Seller and other third party. In the event that the Collateral Agent receives notice from the Parties that the Conditions have not been met, the Seller’s Shares will be distributed in accordance with their instructions.

(c)
After the delivery of the documents mentioned in the above paragraph (a), neither party may wholly or partially terminate the escrow relationship with the Collateral Agent or wholly or partially modify the terms and conditions agreed for the escrow of the Seller’s Shares at any time before the 35th day subsequent to the Expiration Date, except that the Buyers effectively enforced the Call Right.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer, that:

(a)
Due Authorization.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder to be carried out by it have been duly authorized by all necessary action on the part of the Seller. This Agreement, and all agreements and documents executed and delivered pursuant to this Agreement, constitute valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable Bankruptcy Laws and other laws or equitable principles of general application affecting the rights of creditors generally.

(b)
No Conflicts.   Neither the execution or delivery of this Agreement by the Seller nor the fulfillment or compliance by the Seller with any of the terms hereof will, with or without the giving of notice and/or the passage of time, (i) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, (A) the organizational or charter documents of the Seller or (B) any contract or any judgment, decree or order to which the Seller is subject or by which the Seller is bound, or (ii) require any consent, license, permit, authorization, approval or other action by any Person or Governmental Body which has not yet been obtained or received. The execution, delivery and performance of this Agreement by the Seller or compliance with the provisions hereof by the Seller does not, and will not, violate any provision of any Law to which the Seller is subject or by which it is bound.

(c)
No Actions.   There are no lawsuits, actions or, to the best knowledge of the Seller, investigations, claims or demands or other proceedings pending or, to the best of the knowledge of the Seller, threatened against the Seller that, if resolved in a manner adverse to the Seller, would adversely affect the right or ability of the Seller to carry out its obligations set forth in this Agreement.

(d)
Title.  The Seller owns the Seller’s Shares free and clear of any Encumbrance whatsoever, except as contemplated by this Agreement. The Seller has not entered into nor is a party to any agreement that would cause the Seller to not own the Seller’s Shares free and clear of any Encumbrance, except as contemplated by this Agreement.

3.2	Representations and Warranties of the Buyers. Each Buyer represents and warrants to the Seller, as to him/herself and not as to any other Buyer, that:

(a)
Due Authorization.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder to be carried out by it have been duly authorized by all necessary action on the part of the Buyer. This Agreement, and all agreements and documents executed and delivered pursuant to this Agreement, constitute valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable Bankruptcy Laws and other laws or equitable principles of general application affecting the rights of creditors generally.

(b)
No Conflicts.  Neither the execution or delivery of this Agreement by the Buyer nor the fulfillment or compliance by the Buyer with any of the terms hereof will, with or without the giving of notice and/or the passage of time, (i) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, (A) the organizational or charter documents of the Buyer or (B) any contract or any judgment, decree or order to which the Buyer is subject or by which the Buyer is bound, or (ii) require any consent, license, permit, authorization, approval or other action by any Person or Governmental Body which has not yet been obtained or received. The execution, delivery and performance of this Agreement by the Buyer or compliance with the provisions hereof by the Buyer does not, and will not, violate any provision of any Law to which the Buyer is subject or by which it is bound.

(c)
No Actions.  There are no lawsuits, actions or, to the best knowledge of the Buyer, investigations, claims or demands or other proceedings pending or, to the best knowledge of the Buyer, threatened against the Buyer that, if resolved in a manner adverse to the Buyer, would adversely affect the right or ability of the Buyer to carry out its obligations set forth in this Agreement.

ARTICLE IV

EVENTS OF DEFAULT AND TERMINATION

4.1
Events of Default. The occurrence at any time with respect to a Party (the “Defaulting Party”) of any of the following events will constitute an event of default (an “ Event of Default ”) with respect to such party:

(a)
Failure to Pay or Deliver.  The failure by a Party to make, when due, any payment under this Agreement or deliver the Seller’s Shares in accordance with this Agreement, if such failure is not remedied on or before the third Business Day after notice of such failure is given to the Defaulting Party.

(b)
Breach of Agreement.  The failure by a Party to comply with or perform any agreement, covenant or obligation (other than a failure described in Section 4.1(a) , which will be governed by  Section 4.1(a) ) to be complied with or performed by such Party in accordance with this Agreement if such failure is not remedied on or before the tenth Business Day after notice of such failure is given to the Defaulting Party.

(c)
Bankruptcy.  A Party (1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any relief under any Bankruptcy Law, or a petition is presented for its winding-up or liquidation, and in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets; (7) has a secured party take possession of all or substantially all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or rescinded, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it that, under applicable Law, has an analogous effect to any of the events described in clauses (1) through (7); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

4.2
Liquidated Damages.   If at any time an Event of Default with respect to a Party has occurred and is continuing, the other party may claim a liquidated damage up to [1·]% of the Call Price. The Event of Default will not affect the effectiveness and performance of this Agreement.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1
Further Assurances. Each Party will execute and/or cause to be delivered to each other Party such instruments and other documents, and will take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

5.2
Notices.   Any notice or other communication required or permitted to be delivered to any Party will be in writing and will be deemed properly delivered, given and received upon dispatch by hand, courier or express delivery service with receipt confirmed by signature of the addressee, to the address set forth beneath the name of such Party below (or to such other address as such Party may specify in a written notice given to the other Parties):

If to the Seller:	Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong

If to the Buyers:	Room 2503-2505, New World Center No. 2609 Yitian Road, Shenzhen City, Guangdong Province, PRC

With Copies to:	Guangdong GuoXin Law Firm 6th Floor, Shenzhen International Trust Building, 1010 Hongling Road, Shenzhen City, Guangdong Province, PRC

5.3	Time of The Essence. Time is of the essence of this Agreement.

5.4
Headings, Gender and Usage.   The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement. For purposes of this Agreement: (a) the words “include” and “including” will be taken to include the words, “without limitation;” and (b) whenever the context requires, the singular number will include the plural, and vice versa; and each of the masculine, feminine and neuter genders will refer to the others.

5.5
Governing Law and Language.   This Agreement, including all matters of construction, validity and performance, will in all respects be governed by, and construed in accordance with, the laws of Hong Kong (without giving effect to principles relating to conflict of laws).  This Agreement is written in English and the English language will govern any interpretation of this Agreement.

5.6
Venue and Jurisdiction.   If any legal proceeding or other legal action relating to this Agreement is brought or otherwise initiated, the venue therefore will be in Hong Kong, which will be deemed to be a convenient forum.  Each of the Parties hereby expressly and irrevocably consents and submits to the jurisdiction of the courts in Hong Kong.

5.7
Interpretation.  Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party may not be applied in connection with the construction or interpretation of this Agreement.

5.8
Successors and Assigns.  Each of the Parties will not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party. The provisions hereof will inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties. This Agreement is binding upon, inures to the benefit of and is enforceable by Buyers, Seller and their respective successors and assigns.

5.9	Waiver.

(a)
No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)
No Person will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

5.10
Entire Agreement; Amendment.  This Agreement constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof. Any term of this Agreement may be amended only with the written consent of each Party.

5.11
Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, will be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by law.

5.12
Entire Agreement.   This Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

5.13	Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

“SELLER”	ACKNOWLEDGED AND AGREED TO:
Meili Tsai, a Hong Kong individual	“COLLATERAL AGENT”
Guang Dong GuoXin Law Firm

By: /s/ Meili Tsai	By: /s/ Yu Li

Name: Meili Tsai 蔡美丽	Name: Yu Li 李郁

“BUYER”	“BUYER”
[Yunlu Yin], an individual citizen of the People’s Republic of	[Yanming Lv], an individual
China	citizen of the People’s Republic
of China

By: /s/Yunly Yin	By: /s/ Yanming Lv

Name: Yunlu Yin 殷允录	Name: Yanming Lv 吕延明

“BUYER”	“BUYER”
[Shouqiang Han], an individual citizen of the People’s Republic	[Shulan Li], an individual citizen
of China	of the People’s Republic of
China

By: /s/ Shouqiang Han	By: /s/Shulan Li

Name: Shouqiang Han 韩寿强	Name: Shulan Li 李淑兰

“BUYER”	“BUYER”
[Qingdong Zeng], an individual citizen of the People’s Republic	[Junyan Su], an individual citizen of
of China	the People’s Republic of China

By: /s/Qingdong Zeng	By: /s/Junyan Su

Name: Qingdong Zeng 曾庆东	Name: Junyan Su 苏俊岩

“BUYER”	“BUYER”
[Hong Zhang], an individual citizen of the People’s Republic	[Guojun Zhao], an individual citizen
of China	of the People’s Republic of China

By: /s/Hong Zhang	By: /s/ Guojun Zhao

Name: Hong Zhang 张红	Name: Guojun Zhao 赵国军

“BUYER”	“BUYER”
[Feng Jin], an individual citizen of the People’s Republic	[Dandan Wang], an individual citizen
of China	of the People’s Republic of China

By: /s/ Feng Jin	By: /s/ Dandan Wang

Name: Feng Jin 金凤	Name: Dandan Wang 王丹丹

“BUYER”	“BUYER”
[Boliang Zhu], an individual citizen of the People’s Republic	[Zhihao Pan], an individual citizen of
of China	the People’s Republic of China

By: /s/ Boliang Zhu	By: /s/ Zhihao Pan

Name: Boliang Zhu 朱伯良	Name: Zhihao Pan 盘志豪

“BUYER”	“BUYER”
[Zhengang Chi], an individual citizen of the People’s Republic	[ZhenCheng Huang], an individual
of China	citizen of the People’s Republic of China

By: /s/ Zhengang Chi	By: /s/ Zhencheng Huang

Name: Zhengang Chi 迟振刚	Name: Zhencheng Huang 黄振成

“BUYER”	“BUYER”
[Yiting Zhang], an individual citizen of the People’s Republic	[Yanliang Song], an individual citizen of
of China	the People’s Republic of China

By: /s/ Yiting Zhang	By: /s/ Yanling Song

Name: Yiting Zhang 张易庭	Name: Yanliang Song 宋延亮

“BUYER”	“BUYER”
[Xueye Jing], an individual citizen of the People’s Republic	[Yan Zhang], an individual citizen of the
of China	People’s Republic of China

By: /s/ Xueye Jing	By: /s/ Yan Zhang

Name: Xueye Jing 景雪野	Name: Yan Zhang 张燕

“BUYER”	“BUYER”
[Xianming Zeng], an individual citizen of the People’s Republic	[Shunli Wang], an individual citizen of the
of China	People’s Republic of China

By: /s/ Xianming Zeng	By: /s/Shunli Wang

Name: Xianming Zeng 曾宪明	Name: Shunli Wang 王顺利

“BUYER”	“BUYER”
[Renyuan Su], an individual citizen of the People’s Republic	[Qingwei Meng], an individual citizen of
of China	the People’s Republic of China

By: /s/ Renyuan Su	By: /s/ Qingwei Meng

Name: Renyuan Su 粟任元	Name: Qingwei Meng 孟庆伟

“BUYER”	“BUYER”
[Nan Li], an individual citizen of the People’s Republic	[Naihua Hu], an individual citizen of the People’s Republic
of China	of China

By: /s/ Nan Li	By: /s/ Naihua Hu

Name: Nan Li 李楠	Name: Naihua Hu 胡乃华

“BUYER”	“BUYER”
[Li Li], an individual citizen of the People’s Republic	[Hong Li], an individual citizen of the People’s Republic
of China	of China

By: /s/ Li Li	By: /s/ Hong Li

Name: Li Li 李力	Name: Hong Li 李洪

“BUYER”	“BUYER”
[Hanjun Liu], an individual citizen of the People’s Republic	[Fangyuan Song], an individual citizen of the People’s Republic
of China	of China

By: /s/ Hanjun Liu	By: /s/ Fangyuan Song

Name: Hanjun Liu 刘汉军	Name: Fangyuan Song 宋放远

“BUYER”	“BUYER”
[Dan Li], an individual citizen of the People’s Republic	[An Fu], an individual citizen of the People’s Republic
of China	of China

By: /s/ Dan Li	By: /s/ An Fu

Name: Dan Li 李丹	Name: An Fu 傅安

“BUYER”
[Chaobo Song], an individual citizen of the People’s Republic of China

By: /s/ Chaobo Song

Name: Chaobo Song 宋朝波

Attachments:

Exhibit A   Certain Definitions
Exhibit B   Form of Call Exercise Notice

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Bankruptcy Law” means any Law of any jurisdiction relating to bankruptcy, insolvency, corporate reorganization, company arrangement, civil rehabilitation, special liquidation, moratorium, readjustment of debt, appointment of a conservator, trustee or receiver, or similar debtor relief.

“Call Exercise Notice” is defined in Section 1.3.

“Call Price” is defined in Section 1.4(a).

“Call Right” is defined in Section 1.1.

“Collateral Agent” is defined in Section 2.5(a).

“Conditions” means Conditions 1 through 4, in the aggregate.

“Effective Date” is defined in the Preamble.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Agreement” is defined in the Recitals.

“Exchange Transaction” is defined in the Recitals.

“Exercise Date” is defined in Section 1.3.

“Exercise Period” is defined in Section 1.2.

“Expiration Date” is defined in Section 1.2.

“GAAP” means generally accepted accounting principles consistently applied during the relevant period.

“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Body of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Holdco” is defined in the Recitals.

“Initial Call Date” is defined in Section 1.2.

“Law” means any national, federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Operating Company” is defined in the Recitals.

“Party” and “Parties” are defined in the Preamble to this Agreement.

“Person” means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Seller’s Shares” is defined in Section 1.1.

“Shell Company” is defined in the Recitals.

“US GAAP” means United States Generally Accepted Accounting Principles consistently applied.

 EXHIBIT B

FORM OF CALL EXERCISE NOTICE

[Date]

TSAI, MEI LI, (the “Seller”)

Unit 04, 7/F, Bright Way Tower,
No. 33 Mong Kok Road, Kowloon,
Hong Kong

Re:	Earn-In Agreement dated [ ] (the “Earn-In Agreement”), between [ ] (the “Buyer”) and (the “Seller”)

Dear Ms. Tsai,

In accordance with Section 1.3 of the Earn-In Agreement, the Buyer hereby provides this notice of exercise of the Call Right in the manner specified below:

(a)	The Buyer hereby exercises its Call Right with respect to the Seller’s Shares pursuant to the Earn-In Agreement.

(b)	The Buyer will pay the sum of $____________ to the Seller.

(d)	Pursuant to this exercise, the Seller will deliver to _______________ the Seller’s Shares in accordance with the instructions attached hereto.

Dated: _______________, ______

Buyer

Equity Transfer Agreement of Shandong Yaoyuan Pharmaceutical Company

Transferor: (hereinafter referred to as “Party A”)
Han Shouqiang	Domicile: No. 277, Huji Village, Huji Town, Huimin County, Shandong Province
ID No.: 372321198211248074

Su Junyan	Domicile: Room 502, Unit 6, Block 46, East Jigang New Village, Licheng District, Jinan City
ID No.: 370111196611160018

Zhu Boliang	Domicile: Room 302, Unit 1, Block 6, No. 214 North Industrial Zone, Licheng District, Jinan City
ID No.: 370121195609027718

Lv Yanming	Domicile: Room 402, Unit 3, Block 2, No. 527-9 the 9th Bohai Road, Bincheng District, Binzhou City, Shandong Province
ID No.: 372301196410161030

Zhao Guojun	Domicile: No. 378 Weijia Village, Tianqiao District, Jinan City
ID No.: 220225196907012613

Song Chaobo	Domicile: Room 403, Unit 2, Block 18, the 5th Area, Wuyingshan New Village, Tianqiao District, Jinan City
ID No.: 370105197804153719

Transferee: Hong Kong Wisdom Fortune Medicine Holding Group Limited (hereinafter referred to as “Party B”)
Legal Address: Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong.
No. of Registration Certificate: 39597793—000-07-09-2
Legal Representative: Tsai, Meili
Post: Executive Director

Shandong Yaoyuan Pharmaceutical Company (hereinafter referred to as “the Company”) was incorporated on Nov. 1, 2005, which is contributed by Han Shouqiang with the amount of 9.5 million Yuan, Su Junyan with the amount of 100,000 Yuan, Zhu Boliang with the amount of 100,000 Yuan, Lv Yanming with the amount of 100,000 Yuan, Zhao Guojun with the amount of 100,000 Yuan and Song Chaobo with the amount of 100,000 Yuan, accounting for 95%, 1%, 1%, 1%, 1% and 1% equity of the total investment respectively.

The Company has the registered capital of 10 million Yuan, and it is completely merged the equity by Hong Kong Wisdom Fortune Medicine Holding Group Limited with the amount of 10 million Yuan.
Party B is transferred the equity by Party A (Han Shouqiang with 95% equity, Su Junyan with 1% equity, Zhu Boliang with 1% equity, Lv Yanming with 1% equity, Zhao Guojun with 1% equity and Song Chaobo with 1% equity). The Agreement is made by both parties with regards to the equity transfer through negotiation:

I. Share & Price, Performance Term and Method of the Equity Transfer
1. Han Shouqiang (Party A) occupies 95% equity of the Company. According to the former Articles of Association, Party A shall invest 9.5 million Yuan; and the actual investment is 9.5 million Yuan. Now, Han Shouqiang transfers his 95% equity to Party B in 9.5 million Yuan.
Su Junyan (Party A) occupies 1% equity of the Company. According to the former Articles of Association, Party A shall invest 100,000 Yuan; and the actual investment is 100,000 Yuan. Now, Su Junyan transfers his 1% equity to Party B in 100,000 Yuan.
Zhu Boliang (Party A) occupies 1% equity of the Company. According to the former Articles of Association, Party A shall invest 100,000 Yuan; and the actual investment is 100,000 Yuan. Now, Zhu Boliang transfers his 1% equity to Party B in 100,000 Yuan.
Lv Yanming (Party A) occupies 1% equity of the Company. According to the former Articles of Association, Party A shall invest 100,000 Yuan; and the actual investment is 100,000 Yuan. Now, Lv Yanming transfers his 1% equity to Party B in 100,000 Yuan.
Zhao Guojun (Party A) occupies 1% equity of the Company. According to the former Articles of Association, Party A shall invest 100,000 Yuan; and the actual investment is 100,000 Yuan. Now, Zhao Guojun transfers his 1% equity to Party B in 100,000 Yuan.
Song Chaobo (Party A) occupies 1% equity of the Company. According to the former Articles of Association, Party A shall invest 100,000 Yuan; and the actual investment is 100,000 Yuan. Now, Song Chaobo transfers his 1% equity to Party B in 100,000 Yuan.

2. Party B shall pay 30% transfer amount to the account designated by Party A within 30 days after the date of the Agreement coming into effect and receiving new Business License; pay 30% transfer amount to the account designated by Party A within 60 days; and pay 40% transfer amount to the account designated by Party A within 90 days. All equity change registration procedures shall be completed within one month after the Agreement coming into effect and Party A shall deliver all official seals and relevant authorized signatures to the designated personnel of Party B.

II. Rights & Obligations of the Parties Concerned
Party A shall hereby guarantees that it has all requisite power, authority and legal capacity to dispose the equity proposed to be transferred to Party B, and the equity interests are free from any lien or hypothec, and without any third party recourse. Otherwise, Party A shall bear all economic and legal liabilities herein aroused.

III. Responsibilities of the Company’s Profit and Loss (Including Claims and Debts)
1.
Party A shall be free from the new profit risk and loss of the Company since the date of the Company finishing the procedures of internal-to-external transfer and the registration change for industry and commerce, and issuing new Business License. Party B shall occupy 100% equity of the Company, enjoy the corresponding rights, and assume the corresponding obligations.

2.
Both parties agree to take the delivery date of official seals and all relevant authorized signatures as the base day. Party A shall assume the debts of the Company that are not disclosed by the evaluation report before the base day and the new company shall inherit the assets or debts disclosed by the evaluation report.

IV. Breach of Agreement
1. Once the Agreement takes effect, both parties shall execute actively, if one party doesn’t completely execute in accordance with the regulations of the Agreement, it shall assume the responsibilities according to the laws and regulations of this Agreement.
2. If Party B cannot pay the equity price within the time limit, it shall pay the liquidated damages to Party A according to 5/10000 of the transferred amount of overdue part for each overdue day. If Party A have loss owing to the default of Party B, and the amount liquidated damages paid by Party B is lower than the actual loss, Part B shall make compensation separately.
3. If Party B cannot handle procedures of change registration, or it cannot conclude the Agreement caused by Party A, Party A shall pay the liquidated damages to Party B with the proportion of 5/10000 of the transferred amount. If Party B has loss caused by Party A, and the amount of liquidated damages paid by Party A is lower than the actual loss, Party A must make compensations separately.

V. Disputes Solution
The disputes aroused from this Agreement shall be solved by both parties through negotiation; if the negotiation is failed it can submit for arbitration to Shenzhen Branch of China International Economic and Trade Arbitration Commission.

VI. Change or Termination
The Agreement shall be changed or terminated if one of the following situations occurs, and the change or termination will take effect after the signing of relevant personnel and approval of original examination organ:
1.	The contract cannot be executed owing to force majeure factors;
2.	It is approved through negotiation of the relevant parties owing to change of the situations.

VII. Assuming of Relevant Fees
The fees related to the transfer (such as the fees of certification, auditing and change registration of industry and commerce) during the transfer process shall be assumed by Party B.

VIII. Conditions for Taking Effect
This Agreement will take effect after the signing of both parties and approval of the examination organ; both parties shall handle the procedures for registration change in the administration organ of industry and commerce within three days since the effective date of the Agreement.

IX. This Agreement has eleven copies, with Party A holding six, Party B holding two, Shandong Yaoyuan Pharmaceutical Company holding one, examination organ holding one and industry & commerce organ holding one.

Transferor (seal): Shandong Yaoyuan Pharmaceutical Company
Party A (signatures of shareholders):Han Shouqiang, Su Junyan, Zhao Guojun, Lv Yanming, Song Chaobo and Zhu Boliang

Transferee (signature of Party B): Hong Kong Wisdom Fortune Medicine Group Limited

Signature: for and on behalf of Hong Kong Wisdom Fortune Medicine Group Limited
Tsai, Meili
Authorized Signature

May 6, 2010

Equity Transfer Agreement of Tonghua Tongdetang Pharmaceutical Company

Transferor: Zeng Qingdong (hereinafter referred to as “Party A”)
Domicile: 10 Group, Maoshan Committee, Kuaidamao Town, Tonghua County, Jilin Province
ID No: 220521197212160092

Transferor: Jing Feng (hereinafter referred to as “Party B”)
Domicile: 10 Group, Maoshan Committee, Kuaidamao Town, Tonghua County, Jilin Province
ID No: 220521197511050029

Transferee: Binomial Biopharm Group Limited (hereinafter referred to as “Party C”)
Legal Address: Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong
No. of Registration Certificate: 51135670-000-09-09-1
Legal Representative: Tsai, Meili
Post: Executive Director

Tonghua Tongdetang Pharmaceutical Company (hereinafter referred to as “the Company”) was incorporated on Feb. 2, 2002, which is contributed by Zeng Qingdong with the amount of 2 million Yuan and Jing Feng with the amount of 1million Yuan, accounting for 66.7% and 33.3% equity of the total investment respectively.

The Company has the registered capital of 3 million Yuan, and it is completely merged the equity by Binomial Biopharm Group Limited with the amount of 3 million Yuan.

Party A transfers 66.7% equity to Party C, and Party B also transfers 33.3% equity to Party C. The agreement is made by the three parties with regards to the equity transfer:

I.	Share & Price, Performance Term and Method of the Equity Transfer

1. Party A occupies 66.7% equity of the Company. According to the former Articles of Association, Party A shall invest 2 million Yuan; and the actual investment is 2 million Yuan. Now, Party A transfers his 66.7% equity to Party C in 2 million Yuan.
Party B occupies 33.3% equity of the Company. According to the former Articles of Association, Party B shall invest 1 million Yuan; and the actual investment is 1 million Yuan. Now, Party B transfers his 33.3% equity to Party C in 1 million Yuan.

2. Party C shall pay 30% transfer amount to the account designated by Party A and Party B within 30 days after the Agreement taking effect and receiving of new Business License; pay 30% transfer amount to the account designated by Party A and Party B within 60 days; and pay 40% transfer amount to the account designated by Party A and Party B within 90 days. Within one month after the Agreement coming into effect, Party A and Party B shall deliver all official seals and relevant authorized signatures to the designated personnel of Party C.

II.	Rights & Obligations of the Parties Concerned

Party A and Party B shall hereby guarantee that they have all requisite power, authority and legal capacity to dispose the equity proposed to be transferred to Party C, and the equity interests are free from any lien or hypothec, and without any third party recourse. Otherwise, Party A and Party B shall bear all economic and legal liabilities herein aroused.

III.	Responsibilities of the Company’s Profit and Loss (Including Claims and Debts)

1.
Party C shall assume the new profit risk and loss of the Company since the date of the Company finishing the administrative approval and registration procedures like internal-to-external transfer and the registration change for industry and commerce.

2.
The three parties agree to take the delivery date of official seals and all relevant authorized signatures as the base day. Party A and Party B shall assume the assets or debts of the Company that are not disclosed before the base day.

IV.	Breach of Agreement

1.
Once the agreement takes effect, the three parties shall execute actively, if one party doesn’t completely execute in accordance with the regulations of the agreement, it shall assume the responsibilities according to the laws and regulations of this agreement.

2.
If Party C cannot pay the equity price within the time limit, it shall pay the liquidated damages to Party A and Party B according to 5/10000 of the transferred amount of overdue part for each overdue day. If Party A and Party B have loss owing to the default of Party C, and the amount liquidated damages paid by Party C is lower than the actual loss, Part C shall make compensation separately.

3.
If Party C cannot handle procedures of change registration, or it cannot conclude the agreement caused by Party A and Party B, Party A and Party B shall pay the liquidated damages to Party C with the proportion of 5/10000 of the transferred amount. If Party C has loss caused by Party A and Party B, and the amount of liquidated damages is lower than the actual loss, Party A and Party B must make compensations.

V.	Disputes Solution

The disputes aroused from this agreement shall be solved by the three parties through negotiation; if the negotiation is failed, it can submit for arbitration to Shenzhen Branch of China International Economic and Trade Arbitration Commission.

VI.	Change or Termination

The agreement shall be changed or terminated if one of the following situations occurs, and the change or termination will take effect after the signing of relevant personnel and approval of original examination organ:

1.	The contract cannot be executed owing to force majeure factors;

2.	It is approved through negotiation of the relevant parties owing to change of the situations.

VII.	Assuming of Relevant Fees

The fees related to the transfer during the transfer process (such as the fees of certification, auditing and change registration of industry and commerce) shall be assumed by Party C.

VIII.	Conditions for Taking Effect

This agreement will take effect after the signing of the three parties and approval of the examination organ; the three parties shall handle the procedures for registration change in the administration organ of industry and commerce within three days since the effective date of the agreement.

IX. This agreement has six copies, with the three parties holding one, Tonghua Tongdetang Pharmaceutical Company holding one, examination organ holding one and industry & commerce organ holding one.

(This page covers no text)

Transferor (seal): Tonghua Tongdetang Pharmaceutical Company
Party A (signature): Zeng Qingdong

Party B (signature): Jing Feng

Transferee (signature): for and on behalf of Binomial Biopharm Group Limited
Party C (signature) :	Tsai, Meili
Authorized Signature

Date: May.8, 2010

Equity Transfer Agreement of Anhui Xuelingxian Pharmaceutical Company

Transferor: Li Shulan (hereinafter referred to as “Party A”)
Domicile: No.238, East Renmin Road, South Urban District, Bozhou City, Anhui Province
ID No. 342126195510160824

Transferor: Zhang Hong (hereinafter referred to as “Party B”)
Domicile: 1st Door No.1605, No. 9 Building, Beihai Xinju, Linhe Street, Erdao District, Changchun City
ID No. 341281197808060840

Transferor: Wang Dandan (hereinafter referred to as “Party C”)
Domicile: No.238, East Renmin Road, Qiaocheng District, Bozhou City, Anhui Province
ID No. 341281199109190880

Transferee: Binomial Biopharm Group Limited (hereinafter referred to as “Party D”)
Legal Address: Unit 04, 7/F, Bright Way Tower, No. 33 Mong Kok Road, Kowloon, Hong Kong
No. of Registration Certificate: 51135670-000-09-09-1
Legal Representative: Tsai, Meili
Post: Executive Director

Anhui Xuelingxian Pharmaceutical Company (hereinafter referred to as “the Company”) was incorporated on July 23, 2008, which is contributed by Li Shulan with the amount of 2.072 million Yuan, Zhang Hong with the amount of 1.554 million Yuan and Wang Dandan with the amount of 1.554 million Yuan, accounting for 40%, 30% and 30% equity of the total investment respectively.

The Company has the registered capital of 5.18 million Yuan, and it is completely merged the equity by Binomial Biopharm Group Limited with the amount of 5.18 million Yuan.

Party D is transferred the equity by Party A with 40% equity, Party B with 30% equity and Party C with 30% equity. The Agreement is made by the four parties with regards to the equity transfer through negotiation:

I.	Share & Price, Performance Term and Method of the Equity Transfer

1. Party A holds 40% equity of the Company. According to the former Articles of Association, Party A shall invest 2.072 million Yuan; and the actual investment is 2.072 million Yuan. Now, Party A transfers 40% equity to Party D in 2.072 million Yuan.

Party B holds 30% equity of the Company. According to the former Articles of Association, Party B shall invest 1.554 million Yuan; and the actual investment is 1.554 million Yuan. Now, Party B transfers 30% equity to Party D in 1.554 million Yuan.

Party C holds 30% equity of the Company. According to the former Articles of Association, Party C shall invest 1.554 million Yuan; and the actual investment is 1.554 million Yuan. Now, Party C transfers 30% equity to Party D in 1.554 million Yuan.

2. Party D shall pay 30% transfer amount to the account designated by Party A, Party B and Party C within 30 days after the date of the Agreement coming into effect and receiving new Business License; pay 30% transfer amount to the account designated by Party A, Party B and Party C within 60 days; and pay 40% transfer amount to the account designated by Party A, Party B and Party C within 90 days. Party A, Party B and Party C shall deliver all official seals and relevant authorized signatures to the designated personnel of Party D within one month after the Agreement coming into effect.

II.	Rights & Obligations of the Parties Concerned

Party A, Party B and Party C shall hereby guarantee that they have all requisite power, authority and legal capacity to dispose the equity proposed to be transferred to Party D, and the equity interests are free from any lien or hypothec, and without any third party recourse. Otherwise, Party A, Party B and Party C shall bear all economic and legal liabilities herein aroused.

III. Responsibilities of the Company’s Profit and Loss (Including Claims and Debts)
Party D shall assume the profit risk and loss of the foreign-owned company after the Company finishing all administrative examination & approval and registration procedures like internal-to-external transfer and the registration change for industry and commerce.

Party A, Party B and Party C shall assume the assets or debts that are not disclosed before the equity transfer of the Company and the new shareholder shall assume the assets or debts disclosed.

III.	Breach of Agreement

1.
Once the Agreement takes effect, the four parties shall execute actively, if one party doesn’t completely execute in accordance with the regulations of the Agreement, it shall assume the responsibilities according to the laws and regulations of this Agreement.

2.
If Party D cannot pay the equity price within the time limit, it shall pay the liquidated damages to Party A, Party B and Party C according to 5/10000 of the transferred amount of overdue part for each overdue day. If Party A, Party B and Party C have loss owing to the default of Party D, and the amount liquidated damages paid by Party D is lower than the actual loss, Part D shall make compensation separately.

3. If Party D cannot handle procedures of change registration, or it cannot conclude the Agreement caused by Party A, Party B and Party C, Party A, Party B and Party C shall pay the liquidated damages to Party D with the proportion of 5/10000 of the transferred amount. If Party D has loss caused by Party A, Party B and Party C and the amount of liquidated damages is lower than the actual loss, Party A, Party B and Party C must make compensations separately.

IV.	Disputes Solution

The disputes aroused from this agreement shall be solved by the four parties through negotiation; if the negotiation is failed, it can submit for arbitration to Shenzhen Branch of China International Economic and Trade Arbitration Commission.

V.	Change or Termination

The agreement shall be changed or terminated if one of the following situations occurs, and the change or termination will take effect after the signing of relevant personnel and approval of original examination organ:

The contract cannot be executed owing to force majeure factors;

It is approved through negotiation of the relevant parties owing to change of the situations.

VI.	Assuming of Relevant Fees

The fees related to the transfer during the transfer process (such as the fees of certification, auditing and registration change of industry and commerce) shall be assumed by Party D.

VII.	Conditions for Taking Effect

This agreement will take effect after the signing of the four parties and approval of the examination organ; the four parties shall handle the procedures for registration change in the administration organ of industry and commerce within three days since the effective date of the agreement.

IX. This agreement has seven copies, with the four parties holding one respectively, Anhui Xuelingxian Pharmaceutical Company holding one, the examination organ holding one and the industry & commerce organ holding one.

Transferor (seal):
Party A (signature): Li Shulan
Party B (signature): Zhang Hong

Party C (signature): Wang Dandan

Transferee (signature): for and on behalf of Binomial Biopharm Group Limited
Party D (signature):	Tsai, Meili
Authorized Signature
Date: May.8, 2010